UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIRST PHYSICIANS CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title and Class of Securities)

89557N109

(CUSIP Number)

William A. Houlihan

92 Bonnie Way

Allendale, New Jersey 07401

(201) 934-0896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33613R100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON William A. Houlihan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,290,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,400(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (a) 300,000 shares of Common Stock, $0.01 par value (“Common Stock”), beneficially owned by the reporting person; (b) 800,000 shares of Common Stock that can be acquired upon conversion of 250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (c) 1,190,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.

(2)	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Securities and Exchange Commission (the “Commission”), shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 33613R100	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D is being filed to amend the information in William A Houlihan’s original Statement of Beneficial Ownership on Schedule 13D, filed with the Commission on December 7, 2009.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of First Physicians Capital Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 433 North Camden Drive, #810, Beverly Hills, California 90210.

Item 2. Identity and Background

a. William A. Houlihan.

b. Mr. Houlihan resides at 92 Bonnie Way, Allendale, New Jersey 07401.

c. Mr. Houlihan is a private investor.

d. During the last five years, Mr. Houlihan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. Mr. Houlihan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

f. Mr. Houlihan is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All securities deemed to be beneficially owned by Mr. Houlihan were purchased using his personal funds.

Item 4. Purpose of Transaction

The shares of Common Stock held by Mr. Houlihan were acquired for, and are being held for, investment purposes only. The acquisition of the shares of Common Stock were made in the ordinary course of Mr. Houlihan’s business or investment activities, as the case may be.

Mr. Houlihan serves on the Board of Directors of the Issuer (the “Board”) and has been nominated for re-election at the Issuer’s 2014 annual meeting of stockholders (the “Meeting”). He has consented to serve as a director if elected by the stockholders at the Meeting. The Board has approved an increase in the size of the Board from three to five directors, effective at the Meeting.

Mr. Houlihan is evaluating potential transactions that could allow the Issuer to become eligible to terminate its registration under Section 12(g)(4) of the Act. As of the date of this statement, the Issuer has approximately 355 record stockholders, a significant portion of which hold small positions in the Issuer’s Common Stock. Mr. Houlihan intends to support a reverse stock split by the Issuer, which would result in the Issuer having fewer than 300 stockholders of record and becoming eligible to terminate the Issuer’s registration.

Except as disclosed above, Mr. Houlihan does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Mr. Houlihan may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

CUSIP No. 33613R100	SCHEDULE 13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer

a. As of the date hereof, Mr. Houlihan could be deemed to beneficially own the aggregate number and percentage of the shares of Common Stock set forth below:

No. of Shares	Percent of Class
2,290,400(1)	10.6	%(2)

(1)	Consists of (a) 300,000 shares of Common Stock beneficially owned by the reporting person; (b) 800,000 shares of Common Stock that can be acquired upon conversion of 250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (c) 1,190,400 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
(2)	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

b. Mr. Houlihan has sole power to vote or to direct the vote of 2,290,400 shares of Common Stock and the sole power to dispose of or to direct the disposition of 2,290,400 shares of Common Stock.

c. None.

d. No person other than Mr. Houlihan has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock deemed to be owned beneficially by Mr. Houlihan.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase of Series 5-A Convertible Preferred Stock and Exercise of Common Stock Warrant

On July 18, 2005, in connection with a private placement of the Issuer’s Series 5-A Convertible Preferred Stock and warrants to purchase Common Stock, Mr. Houlihan purchased 250 shares of the Issuer’s Series 5-A Convertible Preferred Stock, which are convertible into 800,000 shares of Common Stock, and a warrant to purchase 150,000 shares of Common Stock at an exercise price of $0.50 per share. On July 18, 2008, Mr. Houlihan exercised his warrant to purchase 150,000 shares of Common Stock.

Advisor Warrant

On August 2, 2005, the Issuer issued to Mr. Houlihan a warrant to purchase 150,000 shares of Common Stock at an exercise price of $0.35 per share in consideration for services provided by Mr. Houlihan on the Issuer’s advisory board. On August 2, 2008, Mr. Houlihan exercised his warrant to purchase 150,000 shares of Common Stock.

Bridge Loans

On August 1, 2011, Mr. Houlihan entered into a loan with the Issuer in the principal amount of $420,000. In connection with the loan, the Issuer issued to Mr. Houlihan a warrant for the purchase of 470,400 shares of Common Stock at an exercise price of $0.3125 per share on January 1, 2014. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013. The notes bore interest at a rate of 10% per annum. On April 7, 2014, the Issuer paid all accumulated interest related to the 2011 loan.

On February 1, 2012, Mr. Houlihan entered into a loan with the Issuer in the principal amount of $225,000. In connection with the loan, the Issuer issued to Mr. Houlihan a warrant for the purchase of 720,000 shares of Common Stock at an exercise price of $0.3125 per share on January 1, 2014. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013.

CUSIP No. 33613R100	SCHEDULE 13D	Page 5 of 6 Pages

The notes bore interest at a rate of 25% per annum, with 10% per annum payable on a current basis and the remaining 15% per annum payable upon maturity. On April 7, 2014, the Issuer paid all accumulated interest related to the 2012 loan.

On November 20, 2013, Mr. Houlihan entered into a loan agreement with the Issuer in the principal amount of $125,000, which matures on June 30, 2014. The loan bore interest at a rate of 10% per annum on the outstanding principal amount. No warrants were issued in connection with the loan. On April 7, 2014, the Issuer paid all outstanding principal and accumulated interest related to the 2013 loan.

Waiver of Registration Rights

In February 2014, Mr. Houlihan, together with a majority of the Series 5-A Convertible Preferred Stock stockholders, consented to waive his rights to demand registration. As a result of the majority consent, demand registration rights for all of the stockholders of the class of stock were waived.

Conversion of Convertible Preferred Stock and Common Stock

On December 18, 2013, 2014, Mr. Houlihan notified the Issuer that he intends to convert all of his Series 5-A Convertible Preferred Stock and Common Stock (the “Exchanged Securities”), into Series 7-A Convertible Preferred Stock, par value $0.01. As part of the consideration for entering into the 2011 bridge notes, Mr. Houlihan was granted the option to convert his Exchanged Securities into Series 7-A Convertible Preferred Stock. Upon election to convert, Mr. Houlihan will receive the number of Series 7-A Convertible Preferred Stock equal to the initial consideration paid for his Exchanged Securities divided by one thousand dollars ($1,000). In connection with the conversion, Mr. Houlihan will receive warrants to purchase a number of shares of Common Stock of the Issuer equal to 1,120 multiplied by the aggregate number of shares of Series 7-A Convertible Preferred Stock issued. The warrants will have an exercise price of $0.3125 and will expire five years from date of issuance. Upon conversion of Mr. Houlihan’s Exchanged Securities (the “Series 7-A Exchange”), the Issuer will issue to Mr. Houlihan 371 shares of Series 7-A Convertible Preferred Stock, which will be convertible into 1,187,200 shares of Common Stock, and warrants to purchase up to 415,520 shares of Common Stock.

The Issuer expects to consummate the Series 7-A Exchange within the next year.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Series 5-A Preferred Stock and Warrant Purchase Agreement, dated as of July 7, 2005 (filed as Exhibit 4.1 to the Form 8-K of the Issuer filed on July 21, 2005).

Exhibit B: Form of Common Stock Purchase Warrant (filed as Exhibit 4.2 to the Form 8-K of the Issuer filed on July 21, 2005).

Exhibit C: Form of Common Stock Purchase Warrant (filed as Exhibit 4.2 to the Form 8-K of the Issuer filed on August 23, 2005).

Exhibit D: Form of 2011 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit E: Form of 2011 Promissory Note (filed as Exhibit 10.58 to the 2011 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit F: Form of 2012 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit G: Form of 2012 Promissory Note (filed as Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2012 of the Issuer filed on April 4, 2014).

Exhibit H: Form of 2013 Promissory Note (filed as Exhibit 10.57 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

CUSIP No. 33613R100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

/s/ William A. Houlihan
William A. Houlihan, Chairman of the Board and Director